SEC Mail Processing Section
AUG 25 2009
Washington, DC
122

09042069

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach, VA 23452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Witt Mares, PLC
(Name – *if individual, state last, first, middle name*)

150 West Main Street Suite 1150 Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERN E. VAZQUEZ
MY COMMISSION EXPIRES
COMMONWEALTH OF VIRGINIA
COMMISSION # 193308
10-31-2009
NOTARY PUBLIC

Financial Security Management, Inc.

(a wholly owned subsidiary)

FINANCIAL REPORT

June 30, 2009 and 2008

TABLE OF CONTENTS

WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statements of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) as of June 30, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., at June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Witt Mares, PLC

Norfolk, Virginia
July 22, 2009

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Financial Condition

June 30, 2009 and 2008

		2009		2008
ASSETS				
Cash and cash equivalents	$	**47,776**	$	260,965
Investments		**145,008**		20,673
Commissions receivable		**50,219**		51,574
Accounts receivable - related party		**74,040**		25,000
Prepaid expenses		**19,520**		18,472
Property and equipment, net		**33,284**		44,112
Licensing costs, net		**1,253**		1,699
Total assets	$	**371,100**	$	422,495

LIABILITIES AND STOCKHOLDERS' EQUITY

		2009		2008
LIABILITIES				
Accrued expenses	$	**-**	$	82
Commissions payable		**35,084**		34,082
Net deferred income taxes		**4,758**		22,805
Total liabilities		**39,842**		56,969
STOCKHOLDERS' EQUITY				
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		**15,000**		15,000
Additional paid-in capital		**91,667**		91,667
Retained earnings		**224,591**		258,859
Total stockholders' equity		**331,258**		365,526
Total liabilities and stockholders' equity	$	**371,100**	$	422,495

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Operations
Years Ended June 30, 2009 and 2008

	2009	2008
COMMISSION INCOME	$ 1,823,027	$ 2,154,256
EXPENSES		
Commissions	1,238,643	1,475,371
Management fees	507,091	591,602
Professional fees	47,222	24,633
Taxes and licenses	33,801	39,245
Office expense	12,954	14,366
Depreciation	13,536	9,161
Amortization	446	446
Travel and entertainment	-	1,082
Trade errors	19,031	-
Education	1,820	4,403
Total expenses	1,874,544	2,160,309
Gross loss	(51,517)	(6,053)
OTHER INCOME (EXPENSE)		
Interest income	1,572	10,773
Other income	-	35,002
Unrealized loss on investments	(2,370)	(2,044)
Total other income (expense)	(798)	43,731
Income (loss) before income taxes	(52,315)	37,678
PROVISION FOR INCOME TAXES	18,047	(15,596)
NET INCOME (LOSS)	$ (34,268)	$ 22,082

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2009 and 2008

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings
June 30, 2007	1,500	$ 15,000	$ 91,667	$ 236,777
Net income	-	-	-	22,082
June 30, 2008	1,500	15,000	91,667	258,859
Net loss	-	-	-	(34,268)
June 30, 2009	1,500	$ 15,000	$ 91,667	$ 224,591

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Cash Flows
Years Ended June 30, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (34,268)	$ 22,082
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:		
Depreciation	13,536	9,161
Amortization	446	446
Changes in assets and liabilities:		
Deferred income taxes	(18,047)	7,559
Commissions receivable	1,355	59,487
Prepaid expenses	(1,048)	10,847
Accrued expenses	(82)	(216)
Accounts receivable - related party	(49,040)	-
Commissions payable	1,002	(39,766)
Net cash (used in) provided by operating activities	(86,146)	69,600
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchases of) proceeds from investments	(124,335)	1,583
Purchase of computer software	-	(22,165)
Purchase of property and equipment	(2,708)	(3,301)
Net cash used in investing activities	(127,043)	(23,883)
Net (decrease) increase in cash and cash equivalents	(213,189)	45,717
CASH AND CASH EQUIVALENTS		
Beginning	260,965	215,248
Ending	$ 47,776	$ 260,965
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$ 740	$ 3,000

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives of five years using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2009 and 2008 and, accordingly, no allowance was considered necessary.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statements of operations as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes and future net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The net operating loss carryforward will expire in 2028.

NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

	2009	2008
Current:		
Federal	$ -	$ 5,864
State	-	2,173
Deferred:		
Federal	(14,781)	7,472
State	(3,266)	87
Provision for income taxes	$ (18,047)	$ 15,596

(Continued)

NOTE 2. INCOME TAXES (Concluded)

The Company's total deferred tax assets and liabilities are as follows:

	2009	2008
Total deferred tax assets	$ 8,590	$ 585
Less valuation allowance	-	-
	-	-
Total deferred tax liabilities	(13,348)	(23,390)
Net deferred tax asset (liability)	$ (4,758)	$ (22,805)

These amounts have been presented in the Company's financial statements as follows:

Deferred income taxes, current	$ (6,362)	$ (10,377)
Deferred income taxes, noncurrent	1,604	(12,428)
Net deferred tax asset (liability)	$ (4,758)	$ (22,805)

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to a net operating loss carry forward.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2009 and 2008 consists of the following:

	2009	2008
Computer equipment	$ 33,000	$ 30,292
Computer software	41,473	41,473
Less: accumulated depreciation	(41,189)	(27,653)
Net property and equipment	$ 33,284	$ 44,112

NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company paid total discretionary fees of $507,091 and $591,602 to FSG for the years ended June 30, 2009 and 2008. As of June 30, 2009 and 2008, FSG owed the Company $74,040 and $25,000, respectively, which constituted an intercompany loan.

An immediate family member of a Company principal developed internal software for the entity. For the years ended June 30, 2009 and 2008, the Company paid $- and $22,165 to the family member. As of June 30, 2009 and 2008, there were no outstanding balances owed to the family member.

NOTE 5. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009 and 2008, the Company had net capital of $194,631 and $295,438, which was $189,631 and $290,438 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1 and .12 to 1 at June 30, 2009 and 2008, respectively.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia as of June 30, 2009 and 2008. At times during the year, the balance in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. During fiscal year 2009, the Company opened an investment account which is insured by the Securities Investor Protection Corporation. The account balance did not exceed the SIPC limit during the year.

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Effective July 1, 2007, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 was applied prospectively as of the beginning of the Company's 2008 fiscal year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

(Continued)

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Concluded)

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Securities

Currently, all of the Company investments are classified as "trading securities". Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2009 and 2008

	2009	2008
NET CAPITAL		
Stockholders' equity	$ 331,258	$ 365,526
Deferred income taxes	4,758	22,805
Total capital and allowable subordinated liabilities	336,016	388,331
Deduct non-allowable assets:		
Accounts receivable - related party	74,040	25,000
Trails receivable, net	9,536	-
Prepaid expenses and other assets	52,804	62,584
Licensing costs, net	1,253	1,699
Haircuts on security positions	3,752	3,610
	141,385	92,893
Net capital	$ 194,631	$ 295,438
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$ 35,084	$ 34,082
Total aggregate indebtedness	$ 35,084	$ 34,082
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 189,631	$ 290,438
Ratio: Aggregate indebtedness to net capital	.18 to 1	.12 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2009	$ 203,195	$ 295,438
Allowable credits - deferred income taxes	(22,805)	15,246
Trails receivable, net	(9,536)	-
Audit adjustments to the following accounts:		
Accounts payable, accrued liabilities, expenses and other	23,777	(15,246)
Net capital per above	$ 194,631	$ 295,438

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2009 and 2008

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2009 and 2008

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

June 30, 2009 and 2008

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audits of the financial statements and supplemental schedules of Financial Security Management, Inc. (the Company), as of and for the years ended June 30, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witt Mares, PLC

Norfolk, Virginia
July 22, 2009